GATEWAY DISTRIBUTORS, LTD
                             2555 East Washburn Road
                          North Las Vegas, Nevada 89081
                    Phone: 702-317-2400     Fax: 702-312-3590

July 3, 2006
Revision of May 3, 2006 reply

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:     SEC Letter dated February 8, 2006
        Gateway Distributors, Ltd
        Form 10-KSB for the year ended December 31, 2004
        Filed April 15, 2005
        File No. 000-27879

Dear Mr. Jacobs and Mr. Forgione:

Management has reviewed your letter dated February 8, 2006 requesting the response to your questions. Included herewith is management's response to your 5 questions.

QUESTION 1
----------

Based upon your responses to prior comment 1, it appears you believe the adjustment to reverse the impairment charge taken in 2002 is a correction of an error. Please explain to us the circumstances that resulted in the error.

RESPONSE TO QUESTION 1

Perrin-Fordree was our auditor for June 30, 2002. All goodwill was written off in this period. At year end the Company did its annual review of goodwill and formulas, at this time it was discovered that not only had the goodwill been written off, but the value of the formulas was not recognized. The Company evaluated that the formulas were worth at least $475,000, so our auditor, Sellers and Anderson, put this amount back on the books. Since this was the first year of required quarterly filing, it was not our understanding that entries made during unaudited quarters could not be adjusted at year end.

Attached please find opinion from a patent and trademark attorney, who is an expert in the field, who has corroborated our position. See Attachment.

QUESTION 2
----------

Notwithstanding your response to the above comment, we do not understand why the intangible assets have been considered impaired as of December 31, 2005 instead of December 31, 2004. Please provide us with a brief summary of your impairment test, including the fair value of the formulas at 2004 and 2005. Also, please discuss the facts and circumstances that result in the change in fair value between December 31, 2004 and December 31, 2005. If there has been no change in fair value, please restate your historical financial statements to write-off the assets in 2004.

RESPONSE  TO  QUESTION  2

The impairment test that the Company used to review the value of goodwill and formulas evaluated the potential income streams that could have been derived from these assets. As the Company owns in excess of 200 formulas, many not in current production because of lack of available cash for inventory and marketing, it feels that the value showing as assets should not be reduced. The Company does not recognize any change in fair value between 2004 and 2005. The Company doesn't feel that it needs to restate the historical financial statements to write off the assets in 2004.

Attached please find opinion from a patent and trademark attorney, who is an expert in the field, who has corroborated our position. See Attachment.

QUESTION  3
-----------

You have not adequately responded to our prior comment 5 in our letter dated November 4, 2005. Option-pricing models, such as the Black-Scholes and binomial models referred to in your response, are used to produce an estimate of the fair value of a stock option under SFAS 123 and 123(R). It is not appropriate for you to use such a model to determine the fair value of a share of nonvested or vested stock awarded to an employee or officer. Paragraph 10(a) of APB 25 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock and if quoted market prices are unavailable, the best estimate of the market value of the stock should be used to measure compensation, such as cash transactions with third parties. As such, please tell us the value of the 48,010 shares of common stock issued to certain officers' during the year based on the quoted market price of your common stock or transactions with third parties on the date of issuance. In your response, please also tell us how you considered the price per share of the 34,906 and 15,673 shares of common stock issued during the year for cash and services, respectively, in estimating the fair value of the above shares issued to your officers. Please restate your historical financial statements to appropriately record compensation expense as determined under the guidance in APB 25.

RESPONSE TO QUESTION 3

With regard to the 48,010 shares of common stock issued to officers during 2004, the Company used the value of the services rendered because this was restricted stock. The other common stock, issued for cash and services used the market value of the stock for the fair value assigned.

In December 2002, the FASB issued SFAS No. 148 - Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123 - Accounting for Stock-Based Compensation, providing alternative methods of voluntarily transitioning to the fair market value based method of accounting for stock based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method in both the annual and interim financial statements. The provisions of this statement related to transition methods are effective for fiscal years ending after December 15, 2002, while provisions related to disclosure requirements are effective in financial reports for interim periods beginning after December 31, 2002.

The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB No. 25 compensation expense is measure at the grant date for the difference between the fair value of the stock and the exercise price.

QUESTION 4
----------

Please tell us how you determined the fair value of the 4.2 million shares of preferred stock issued to certain officers' during 2004. In your response, please tell us the holders of your preferred stock and summarize the relevant terms of your preferred stock including, but not limited to, the term of the agreement, redemption features, conversion features and dividends. In your response, please include the relevant excerpts from the preferred stock agreement and include such agreement in future filings or tell us where this agreement is included in your filing.

If you record a discount from the quoted market price of your common stock or transactions with third parties in determining the fair value of your restricted common stock, please advise us of and disclose the amount of such discount. With the quoted market price as the starting point, please demonstrate, with objective and verifiable evidence, that such a discount from that price is justified based on the severity and type of restrictions imposed.

RESPONSE TO QUESTION 4

Preferred stock is restricted and must be converted to common stock before redemption. The 5% rule applies for future conversion to common stock, this interprets to retaining the stock for an extended period, 20 years or more. No dividends have ever been paid, nor are expected to be paid. The value assigned was calculated at par value. See schedule below:

                               GATEWAY PREFERRED STOCK ISSUED 2004
-------------------------------------------------------------------------------------------------
                                                              MARKET   PAR
  DATE          NAME           TITLE      SERVICES PROVIDED   PRICE   VALUE   # SHARES   $ VALUE
-------------------------------------------------------------------------------------------------
1/7/2004   Richard Bailey  President/CEO  Executive Services  0.0025  0.001    135,000     135.00
-------------------------------------------------------------------------------------------------
1/7/2004   Florian Ternes  Secretary/COO  Executive Services  0.0025  0.001    135,000     135.00
-------------------------------------------------------------------------------------------------
8/9/2004   Florian Ternes  Secretary/COO  Executive Services  0.0002  0.001  2,000,000   2,000.00
-------------------------------------------------------------------------------------------------
8/23/2004  Florian Ternes  Secretary/COO  Executive Services  0.0002  0.001  2,000,000   2,000.00
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
           Total                                                             4,270,000   4,270.00
-------------------------------------------------------------------------------------------------

QUESTION  6
-----------

If you have determined tl1at the fair value of services received by your officers' is an amount other than the fair value of common or preferred stock issued, please provide us with (1) the name and title of the individuals involved in the transaction(s), (2) a description of the services provided, (3) the estimated fair value of services provided, (4) how you determined the estimated fair value of such services and (5) why you feel the estimated fair value of services provided by employees is more reliably measurable than tile fair value of the equity instruments issued. Finally, you should recognize the excess fair value of stock issued, based on the fair value using quoted market prices or transactions with third parties less the fair value of services received and consideration exchanged, as a distribution in your financial statements.

We read your response to comment 9 and are not clear of the conclusion that management has reached with respect to the reduction in your liabilities. You make the fol1owing contradictory statements in your response, "management believes that it may be a change in an accounting estimate" and that "management will make corrections as a prior period adjustment". You further go on to state that "'the criteria for a prior period adjustment depends primarily on determinations by persons other than management". We also wish to remind you that paragraph 23 (c) of APB 9 was deleted by paragraph l6(a) 0 SFAS 16. Based upon your response to the comment and your disclosure in your Form lO-QSB, we continue to believe that the reversal of any ""unidentified liabilities" represents a correction of an error as defined in paragraph 13 of APB 20. Please revise your historical financial statements to account for such adjustments in accordance with paragraph 36 of APB 20. It also appears that the $400.000 of "unidentified liabilities" remaining on the balance sheet as of December 31, 2004 should be included in this adjustment. As it relates to specifically identified liabilities for which the amounts due have changed or have been extinguished under paragraph 16 of SFAS 140, please expand your disclosure to discuss the amount of such adjustments in future filings.

RESPONSE TO QUESTION 6

Preferred stock is restricted and must be converted to common stock before redemption. The 5% rule applies for future conversion to common stock, this interprets to retaining the stock for an extended period, 20 years or more. No dividends have ever been paid, nor are expected to be paid. The value assigned was calculated at par value. See schedule below:

                               GATEWAY PREFERRED STOCK ISSUED 2004
-------------------------------------------------------------------------------------------------
                                                              MARKET   PAR
  DATE          NAME           TITLE      SERVICES PROVIDED   PRICE   VALUE   # SHARES   $ VALUE
-------------------------------------------------------------------------------------------------
1/7/2004   Richard Bailey  President/CEO  Executive Services  0.0025  0.001    135,000     135.00
-------------------------------------------------------------------------------------------------
1/7/2004   Florian Ternes  Secretary/COO  Executive Services  0.0025  0.001    135,000     135.00
-------------------------------------------------------------------------------------------------
8/9/2004   Florian Ternes  Secretary/COO  Executive Services  0.0002  0.001  2,000,000   2,000.00
-------------------------------------------------------------------------------------------------
8/23/2004  Florian Ternes  Secretary/COO  Executive Services  0.0002  0.001  2,000,000   2,000.00
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
           Total                                                             4,270,000   4,270.00
-------------------------------------------------------------------------------------------------

In the State of Nevada, indebtedness is forgiven after 3 years if there have been no lawsuits filed. A review of the current debt reflects $66,351 owing to vendors who have filed lawsuits.

Management's position is that the $400k represents a contingent liability which we will review on an ongoing basis.

QUESTION  8
-----------

Please file your July 20, 2005 letter on EDGAR in response to this comment.

RESPONSE TO QUESTION 8

Filed May 5, 2006.

                                    DUFAULT
                                    -------
                                 LAW FIRM, P.C.

920 Lumber Exchange Building                                   Dustin R. DuFault
Ten South Fifth Street                                       Phone: 612-250-4851
Minneapolis, MN 55402                                       Info@DuFault-Law.com
                                 www.DuFault-Law.com

                               TUESDAY, APRIL 11, 2006


                                         COPY             ORIGINAL VIA U.S. MAIL
                                                                 COPY VIA E-MAIL
GATEWAY DISTRIBUTORS, LTD.
3220 Pepper Lane
Las Vegas NV 89120



     RE:    FORMULA AND GOODWILL VALUATION OF GATEWAY DISTRIBUTORS, LTD.


Dear Sirs:

     I have acted as counsel to Gateway Distributors, Ltd., a Nevada corporation (hereinafter "Gateway") in connection with the valuation of Gateway's intangible assets, namely the valuation of Gateway's ownership in certain trade secret formulas used to manufacture certain products and product lines (hereinafter "products"), and trademarks with any associated goodwill.

     In acting as counsel for Gateway and arriving at the opinion expressed below, it should be noted that only written and oral communications (including email communications) from Officers and employees of Gateway were relied upon to form such opinion. The opinion is based solely upon inquiries to the Officers and employees of Gateway. Therefore, as to any question of fact material to such opinions, I have relied solely on the written and oral communications (including email communications) of the Officers and employees of Gateway, and the veracity of such written and oral communications was assumed to be true and accurate.

     With regard to the intangible assets of Gateway, namely the ownership of certain trade secret formulas, trademarks and any associated goodwill included therewith, it is my understanding that, in addition to formulas and trademarks already owned by Gateway, Gateway acquired additional formulas and trademarks with the associated goodwill of those formulas and trademarks in fiscal years 1999 and 2000. Upon acquiring said additional formulas, trademarks and goodwill, it is my understanding that Gateway owned approximately 181 formulas for use in the distribution of the products.

Gateway Distributors, Ltd.             -2-                DuFault Law Firm, P.C.
                                                           Attorney Work Product


It is also my understanding that, due to financial reasons not directly related to consumer demand of the products, Gateway eventually diminished the number of products available to the consumer from approximately 181 to 23 products, namely 14 nutritional products and 9 skin care products. It is also my understanding that those 23 products were, and continue to be, successful in generating sales for Gateway.

     Now, therefore, based upon the foregoing, along with the purchase price of the additional formulas and trademarks, sales generated by the only 21 of the approximately 181 products, and consumer demand for comparable products in the marketplace, it is my opinion that the value of Gateway's intangible assets, namely the ownership of the trade secret formulas for the approximately 181 products, the respective trademarks and the associated goodwill, was at least $536,500 as of 31 December 2004.

     This opinion speaks only as to the date written in the aforementioned paragraph, and I hereby expressly disclaim any duty to update any of the statements made herein.



                                       Sincerely,
                                       DuFAULT LAW FIRM, P.C.


                                       /s/ Dustin R. DuFault

                                       Dustin R. DuFault